Exhibit 99.63

For Immediate Release:

HudBay Wins Manitoba’s 2008 Outstanding Large Business Award

Toronto, Ontario, October 30, 2008 – HudBay Minerals Inc. (TSX: HBM) (“HudBay”) has been named Manitoba’s 2008 Outstanding Large Business by the Manitoba Chambers of Commerce. Mr. Allen J. Palmiere, HudBay’s Chief Executive Officer, received the award on behalf of the Company during the inaugural Annual Manitoba Business Awards ceremony, hosted by the Manitoba Chambers of Commerce on October 29, 2008.

“Receiving the Outstanding Large Business Award is a significant honour for HudBay,” said Mr. Palmiere. “The award is a proud achievement for all of us at HudBay, and a remarkable highlight of this, our 80th Anniversary year, particularly as we pursue our commitment to build on our strengths and grow our business.”

The Outstanding Large Business Award is presented annually to large companies with over 200 employees, and this year recognized HudBay Minerals Inc. for its significant contribution to employment in Manitoba, its strong social commitment, and its impressive growth record.

“HudBay’s key commitments to economic, environmental and social responsibility are business principles that have helped us move forward,” added Mr. Palmiere. “We value the strength and commitment of Manitobans who helped grow HudBay from a relatively small company into a major company. It’s that determined spirit of discovery and energy that continue to make HudBay strong for the future.”

Canada’s third largest producer of zinc and copper metal, and the third largest producer in North America of zinc oxide, HudBay employs 1,972 people throughout North America, over 1,600 of which are based in Manitoba. Committed to quality assurance, HudBay’s production subsidiaries are certified to both OHSAS health and safety and ISO environmental standards.

HudBay has developed 25 mineral sites since its inception, producing in excess of 150 million ore tonnes from the Flin Flon Greenstone Belt, which continues to serve as a principal platform for HudBay’s activities.

ABOUT HUDBAY MINERALS INC.

HudBay is a leading base metals mining company with assets in North and Central America. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt and commencing development of the world class Fenix Nickel Project in Guatemala. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, and the White Pine Copper Refinery in Michigan. In addition to its primary products, the Company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

Website: www.hudbayminerals.com